As filed with the Securities and Exchange Commission on June 28, 2004
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003


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                        A. Full title of the plan and the
                              address of the plan:


                BOK FINANCIAL THRIFT PLAN FOR HOURLY EMPLOYEES
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74192

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          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BOK Financial Corporation
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74192

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

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
BOK Financial Thrift Plan for Hourly Employees
As of December 31, 2003 and 2002, and for the Year Ended December 31, 2003

                 BOK Financial Thrift Plan for Hourly Employees

                              Financial Statements
                            and Supplemental Schedule


                        As of December 31, 2003 and 2002,
                    and for the Year Ended December 31, 2003




                                    Contents

Report of Independent Registered Public Accounting Firm...................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...........................2
Statement of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements.............................................4

Supplemental Schedule

    Schedule H; Line 4i--Schedule of Assets (Held at End of Year).........9

             Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee
BOK Financial Thrift Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Hourly Employees as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
June 25, 2004

                 BOK Financial Thrift Plan for Hourly Employees

                 Statements of Net Assets Available for Benefits


                                                             December 31
                                                        2003             2002
                                                     --------------------------

 Assets
 Investments:
    BOK Financial Corporation Common Stock            $  86,540       $  69,821
    American Performance Funds:
      Growth Equity Fund                                 15,020          11,480
      Equity Fund                                        20,127          13,822
      Cash Management Fund                               47,566           7,991
      Intermediate Bond Fund                             27,808          16,774
    SEI Funds:
      Stable Asset Fund                                  17,568          14,459
    American Advantage International Equity Fund         11,537           4,829
    AIM Balanced Fund                                         -           7,840
    American Balanced Fund                               11,336               -
    Neuberger and Berman Genesis Trust Fund              36,663          24,265
    Dodge and Cox Stock Fund                             30,755          22,166
    Vanguard Institutional Index                         40,309          25,277
    Participant Loans                                    10,992           5,800
                                                     --------------------------
 Total investments                                      356,221         224,524

 Cash                                                     7,744           3,538
 Accrued interest receivable                                233             161
                                                     --------------------------
  Total assets                                          364,198         228,223

 Liabilities
 Due to broker                                            4,718           3,361
                                                     --------------------------
  Net assets available for benefits                   $ 359,480       $ 224,862
                                                     ==========================

See accompanying notes.

                 BOK Financial Thrift Plan for Hourly Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003


 Additions
 Investment income:
    Interest and dividends                                    $       3,551
    Net appreciation in fair value of investments                    48,449
                                                            -------------------
                                                                     52,000
 Contributions:
    Employee                                                        120,079
    Employer                                                         25,332
    Rollover                                                          4,583
                                                            -------------------
                                                                     149,994
                                                            -------------------
  Total additions                                                    201,994

 Deductions
 Benefit payments                                                    64,995
 Transfers out of the plan                                            2,381
                                                            -------------------
                                                                      67,376
                                                            -------------------

 Net increase                                                       134,618
 Net assets available for benefits, at beginning of year            224,862
                                                            -------------------
 Net assets available for benefits, at end of year            $     359,480
                                                            ===================

See accompanying notes.

                 BOK Financial Thrift Plan for Hourly Employees

                          Notes to Financial Statements

                                December 31, 2003


1. Description of Plan

The following description of the BOK Financial Thrift Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) who have attained age 21 and one year of service (equivalent to 1,000 hours) and who are compensated on an hourly basis, except those covered under a collective bargaining agreement and those treated as independent contractors. Effective April 1, 2003, an eligible employee may enter the Plan monthly following the date the employee is credited with one full month of service. Additionally, as of April 1, 2003, all new eligible employees are automatically enrolled in the Plan at a three percent contribution rate unless the employee designates on the enrollment form not to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 100 percent of their compensation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions which shall not exceed 5 percent of each participant's compensation, however, the combination of pre-tax and after-tax contributions cannot be more than 100% of compensation (as defined by the plan). Participants may elect investment in any of ten mutual funds, self-directed common stocks or registered investment companies, and BOKF Common Stock.

The Employer contributes a matching contribution to the Plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2003, the entire matching contribution of $25,332 was made in cash.

                 BOK Financial Thrift Plan for Hourly Employees

1. Description of Plan (continued)

For 2003, the Employer matching contribution ranges from $.40 to $1.00 for each dollar of the participant's contribution, up to five percent of compensation, based on each participant's years of service as follows:

               Years of Service                         Matching Percentage
-------------------------------------------------- ----------------------------

Less than four years                                              40%
At least four, but less than ten years                            60%
At least ten, but less than fifteen years                         80%
Fifteen or more years                                            100%

The Employer may in its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2003.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100 percent vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

Loans

Participants may borrow against their accounts in amounts not less than $1,000 and not to exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless it is used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balance in the participant's account. Interest rates range from 4.00 percent to 9.50 percent. Repayment is made by payroll withholdings.

Payment of Benefits

A participant who terminates employment with a vested account balance less than $5,000, excluding rollover contributions, will receive a lump-sum payment. If the participant has a vested balance which exceeds $5,000, excluding rollover contributions, the Plan will make a distribution only with the consent of the participant at any time prior to the earlier of the participant's 65th birthday or death. In lieu of a lump-sum payment, a participant who terminates employment after his or her 65th birthday or after attaining age 60 and completing 10 years of service, shall be entitled to elect monthly, quarterly, semi-annual or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2003, forfeitures of $1,855 were used to reduce Employer matching contributions.

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Administrative Expenses

The Employer pays all administrative expenses of the Plan, except for loan origination fees, which are paid by the participants.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock is valued at the quoted market price. Participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by a bank administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2003, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices for BOKF Common Stock and published market prices for registered investment companies as follows:

                                                      Net Appreciation
                                                        in Fair Value
                                                       of Investments
                                                 ----------------------------

   BOK Financial Corporation Common Stock              $    17,797
   Registered investment companies                          30,652
                                                 ----------------------------
                                                       $    48,449
                                                 ============================

The fair value of individual investments that represent five percent or more of the Plan's net assets are separately identified in the financial statements.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2002, stating that the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                   December 31
                                             2003              2002
                                        ---------------- -----------------
Net assets available for benefits
    per the financial statements          $   359,480      $   224,862
Less: Benefits payable                         (8,911)              (2)
                                        ---------------- -----------------
Net assets available for benefits
    per the Form 5500                     $   350,569      $   224,860
                                        ================ =================

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

                                                               Year ended
                                                            December 31, 2003
                                                           -------------------

Benefit payments per financial statements                     $    64,995
Add: Benefits payable at end of year                                8,911
Less: Benefits payable at beginning of year                            (2)
                                                           -------------------
Benefit payments to participants per the Form 5500            $    73,904
                                                           ===================

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, but had not been paid as of that date.

                              Supplemental Schedule

                 BOK Financial Thrift Plan for Hourly Employees

                           EIN: 73-0780382 Plan #: 004

          Schedule H; Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2003


                                                                     (c)
                           (b)                           Description of Investments            (e)
                    Identity of Issue,                  Including Maturity Date, Rate        Current
 (a)        Borrower, Lessor or Similar Party          of Interest, or Maturity Value         Value
 ----------------------------------------------------------------------------------------------------------

  *  BOK Financial Corporation                       BOKF Common Stock                      $    86,540

  *  American Performance Funds                      Growth Equity Fund                          15,020
                                                     Equity Fund                                 20,127
                                                     Cash Management Fund                        47,566
                                                     Intermediate Bond Fund                      27,808

     SEI Funds                                       Stable Asset Fund                           17,568

     American Advantage                              International Equity Fund                   11,537

     American                                        Balanced Fund                               11,336

     Neuberger and Berman                            Genesis Trust Fund                          36,663

     Dodge and Cox                                   Stock Fund                                  30,755

     Vanguard                                        Institutional Index                         40,309

  *  Participant Loans                               Interest rates ranging from 4.00
                                                     percent to 9.50 percent                     10,992
                                                                                        -------------------
                                                                                            $   356,221
                                                                                        ===================

*Indicates Party-in-interest to the Plan

Column (d) is not applicable as all investments are participant directed.

  Exhibit Number            Description of Exhibit

  23.0                      Consent of independent auditors




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       BOK FINANCIAL THRIFT PLAN FOR HOURLY
                                       EMPLOYEES

 Date:  June 28, 2004                  By:  /s/ Gregg Jaynes
        -----------------                  ------------------------------------
                                           Gregg Jaynes
                                           Vice President,
                                           Manager of Corporate Compensation
                                           BOK Financial Corporation